December 11, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jay E. Ingram

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ANSYS, Inc.

Definitive 14A

Filed April 9, 2007

File No. 0-20853

Dear Mr. Ingram:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”) in connection with the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Definitive Schedule 14A filed on April 9, 2007 (file no. 0-20853) ( the “Proxy Statement”), as set forth in your letter dated November 30, 2007 to James E. Cashman III, President and Chief Executive Officer of the Company (the “Comment Letter”).

The Company hereby requests that the Staff accept a deferral of the date for the Company’s response to the Comment Letter to December 21, 2007. This request is based on the need to obtain thorough review by the Company’s senior management and the Compensation Committee of the Board of Directors before the Company’s responses are submitted to the Staff. In particular, the Company is requesting the deferred response date because of scheduling factors that will affect the Compensation Committee’s review.

Mr. Ingram

December 11, 2007

Based on your telephone conversation with my colleague, Elizabeth DiMare Fischer, I believe that the Company’s proposal will be acceptable to the Staff. If there are questions or concerns about the Company’s request after review of this letter, please do not hesitate to contact me by telephone at (617) 570-1633 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Joseph L. Johnson III Joseph L. Johnson III, Esq.
Goodwin Procter LLP

cc:	Sheila S. DiNardo

    ANSYS, Inc.